EXHIBIT 99.1

B Communications Ltd.’s Earnings Release For First Quarter 2013 Scheduled For May 13, 2013

Ramat-Gan, Israel May 6, 2013, B Communications Ltd. (NASDAQ/TASE: Bcom), today announced that it will release its First quarter results for 2013 on Monday, May 13 2013

About B Communications

B Communications is a telecommunications-oriented holding company and its primary holding is its controlling interest in in Bezeq, The Israel Telecommunication Corp., Israel’s largest telecommunications provider (TASE: BZEQ). B Communications shares are traded on NASDAQ and the TASE under the symbol BCOM For more information, please visit the following Internet sites:

www.eurocom.co.il;
www.igld.com;
www.bcommunications.co.il;
www.ir.bezeq.co.il